SCHEDULE A

TO THE DISTRIBUTION AGREEMENT

BETWEEN SCHWAB INVESTMENTS AND

CHARLES SCHWAB & CO., INC.

Fund	Effective Date

Schwab 1000 Index Fund	April 2, 1991
Schwab Short-Term Bond Market Fund	November 4, 1991
Schwab California Tax-Free Bond Fund	February 20, 1992
Schwab Tax-Free Bond Fund	July 30, 1992
Schwab Total Bond Market Fund	March 1, 1993
Schwab GNMA Fund	January 27, 2003
Schwab Treasury Inflation Protected Securities Index Fund	January 21, 2006
Schwab Global Real Estate Fund	February 28, 2007
Schwab Intermediate-Term Bond Fund	September 19, 2007
Schwab U.S. Aggregate Bond Index Fund	February 23, 2017
Schwab Short-Term Bond Index Fund	February 23, 2017
Schwab High Yield Municipal Bond Fund	June 28, 2020

SCHWAB INVESTMENTS By: /s/ Mark D. Fischer Name: Mark D. Fischer Title: Treasurer and Chief Financial Officer	CHARLES SCHWAB & CO., INC. By: /s/ Jonathan de St Paer Name: Jonathan de St Paer Title: Senior Vice President

Dated as of: June 28, 2020